Exhibit 99.5

CANETIC RESOURCES TRUST
(the "Trust")

CERTIFICATE OF OFFICER

RE:	Special Meeting of Unitholders of the Trust to be held on Wednesday, January 9, 2008 (the "Meeting")

The undersigned, Brian D. Evans, being the Vice President, General Counsel and Secretary of Canetic Resources Inc. ("the "Corporation"), the administrator of the Trust, hereby certifies in his capacity as an officer of the Corporation and not his personal capacity, and without assuming any personal liability whatsoever, after making due inquiry, that:

(a)	the Trust has relied on section 2.20 of National Instrument 54-101 (the "Instrument") to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of the Instrument;

(b)	the Trust has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)	the Trust has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (b).

DATED at Calgary, Alberta on December 6, 2007

CANETIC RESOURCES TRUST
By its Administrator,
Canetic Resources Inc.

“Signed: Brian D. Evans”
By:	Brian D. Evans
Title:	Vice President, General Counsel and Secretary